August 19, 2024

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Thryv Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed August 1, 2024
File No. 001-35895

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 7, 2024 to Mr. Paul Rouse of Thryv Holdings, Inc. (the “Company” or “we”).  For your convenience, we have included the Staff’s comment herein and included our response accordingly.

The Company’s response to the Staff’s comment is set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 51

1.
Reference is made to the "Restructuring and integration expenses" line item which you describe as, "expenses related to periodic efforts to enhance efficiencies and reduce costs...." Please explain to us the nature of these costs, why you believe they do not represent normal, recurring operating expenses and your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of this adjustment. In doing so, please quantify for us the amounts that represent process improvement and/or strategic initiatives from the amounts that represent costs related to a formal restructuring plan and integration costs from actions such as the merger of software platforms.

Response:

We respectfully advise the Staff that adjustments for Restructuring and integration expenses relate to the following: (i) abandoned facility costs resulting from our one-time Remote First strategic decision during the COVID-19 pandemic, (ii) severance charges resulting from reductions in force and acquisitions, (iii) post-acquisition integration expenses, including those related to software platform alignment, and (iv) tax and legal fees resulting from acquisitions.  We considered Question 100.01 of the Commission’s Non-GAAP Measures Compliance and Disclosure Interpretations in evaluating appropriateness of each of these costs as an adjustment in our Adjusted EBITDA calculation.  None of these expenses are normal, recurring expenses necessary to directly or indirectly generate revenue or operate our business.

The table below summarizes these costs for each period presented in our Form 10-K for the fiscal year ended December 31, 2023 in thousands.

Description of cost	FY 2023	FY 2022	FY 2021
Abandoned facility costs	3,996	7,461	6,744
Severance charges	5,834	3,491	4,684
Post-acquisition integration expenses	3,995	5,567	4,857
Tax and legal fees	787	1,285	1,860

•
Abandoned facility costs – During the COVID-19 pandemic, the Company decided to operate in a Remote First working environment and consolidate operations at certain locations.  Because we did not terminate existing lease agreements at any of our facilities, we continue to incur costs related to maintenance, utilities and general upkeep at these facilities.  The most significant lease agreement for our Corporate headquarters in Dallas, Texas expires on December 31, 2025, and it will not be renewed. The other leases expire before December 31, 2024.  These abandoned facility costs are the result of a one-time strategic business decision, are short-term in nature and are not reflective of our future ongoing operations.  These costs are not normal, recurring charges necessary to our revenue generation or operating activities, and we believe adjusting for these costs provides investors with more useful information about our ongoing business and allows for better comparability across periods.

•
Severance charges – We incur severance charges related to certain reduction in force actions taken by our management.  While these reductions in force do not relate to formal restructuring plans, they are designed to streamline the Company’s operations and drive lower operating expenses as we continue to shift from our Marketing Services activities and drive continued focus on our SaaS business. Specifically, we incurred severance charges of $5.4 million, $2.3 million and $1.8 million in the years ended December 31, 2023, 2022 and 2021, respectfully, primarily related to our legacy Marketing Services employees and our shift from Marketing Services activities. Additionally, certain severance charges result from strategic integration activities to right-size our workforce following an acquisition.  Specifically, we incurred severance charges of $0.4 million, $1.2 million and $2.9 million in the years ended December 31, 2023, 2022 and 2021, respectfully, resulting from the acquisition of Yellow New Zealand in 2023, Vivial in 2022 and Sensis Holding Limited in 2021. These charges are not normal, recurring operating expenses necessary to our ongoing operating activities. Therefore, we believe it is appropriate to adjust for these costs in our presentation of Adjusted EBITDA.

•
Post-acquisition integration expenses – We incur one-time professional services, system integration and other fees related to each of our acquisitions.  Such costs vary in nature and amount due to factors specific to each transaction and create a lack of comparability between periods.  These charges are not normal, recurring operating expenses necessary to operate our business.  Accordingly, we believe that excluding these expenses from our Adjusted EBITDA calculation is appropriate and not misleading.

•
Tax and legal fees – These costs relate specifically to legal cases inherited from acquisitions.  These charges are unique in nature and not related to our ongoing operating activities.  Therefore, we believe it is appropriate to adjust for these costs in our presentation of Adjusted EBITDA.

Each of the actions above are not recurring or within the Company’s normal course of business. Accordingly, the Company believes that excluding these non-recurring expenses in its Adjusted EBITDA is consistent with Regulation G, Item 10(e) of Regulation S-K and Question 100.01 and provides useful information to its investors to analyze the Company’s normal course of business financial performance.

Exhibits 31.1 and 31.2, page 111

2.
We note that the certifications provided as Exhibit 31.1 and Exhibit 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to your internal control over financial reporting. Please explain. You may refer to Item 601(b)(31) of Regulation S-K for further details. We also note the certifications in your Form 10-Q for the Quarterly Period Ended June 30, 2024 also omit this language.

Response:

We respectfully acknowledge the Staff’s comment and have amended the Form 10-K for the year ended December 31, 2023, the Form 10-Q for the quarter ended March 31, 2024 and the Form 10-Q for the quarter ended June 30, 2024 to include revised certifications as Exhibit 31.1 and Exhibit 31.2 with paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting.  We will ensure this language is included in Exhibit 31.1 and Exhibit 31.2 certifications in future filings as well.

Form 8-K filed August 1, 2024
Exhibit 99.2, page 14

3.
Reference is made to your presentation of Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA Margin. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

We respectfully acknowledge the Staff’s comment and will include presentations of net income and net income margin with equal or greater prominence, consistent with the table below, in future filings.

Consolidated	Q2 2024	Q2 2023	YoY%
Revenue	$224,084	$251,421	(10.9)%
Net Income	5,548	15,978
Net Income Margin	2.5%	6.4%
Adjusted EBITDA	$59,314	$69,439
Adjusted EBITDA Margin	26.5%	27.6%

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We appreciate your feedback on our filings and are available to address any questions you may have.

Sincerely,

/s/ Paul D. Rouse
Paul D. Rouse
Chief Financial Officer, Executive Vice President, and Treasurer